THE SECURITIES GROUP, LLC

STATEMENTS OF INCOME(LOSS) AND CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:		
Commissions	$	105,200
Interest income		11
Total Revenues		105,211
Expenses:		
Administative fees		11,393
Automobile		1,592
Computer & networking		8,994
Commissions		40,000
Depreciation		690
Guaranteed payments to members		15,000
Insurance		1,180
Taxes and licenses		8,452
Postage and delivery		1,442
Legal and professional		11,309
Rent		6,000
Telephone		2,087
Travel and entertainment		1,667
Miscellaneous		799
Total Expenses		110,605
Net Loss		**(5,394)**
Members' equity, beginning of year		81,551
Members' equity, end of year	**$**	**76,157**

The accompanying notes are an integral part of these financial statements.